Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”)

15511-123 Avenue

Edmonton, AB

T5V 0C3

Item 2 Date of Material Change

May 22, 2014

Item 3 News Release

The news release with respect to the material change referred to in this report was disseminated via Canada Newswire on May 22, 2014 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4 Summary of Material Change

Cash Store Financial Announces Executive Leadership Changes

Item 5.1 Full Description of Material Change

See attached Schedule “A”.

Item 5.2 Disclosure for Restructuring Transactions

Not Applicable

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7 Omitted Information

Not Applicable

Item 8 Executive Officers

William Aziz, Chief Restructuring Officer, at baziz@bluetreeadvisors.com

Item 9 Date of Report

May 22, 2014

SCHEDULE “A”

NEWS RELEASE

May 22, 2014

Cash Store Financial Announces Executive Leadership Changes

EDMONTON, May 22, 2014, The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”) (TSX: CSF) announced today that it has made a number of executive leadership changes as part of its reorganization efforts pursuant to the proceedings under the Companies’ Creditors Arrangement Act (“CCAA”). Effective immediately, the following individuals are no longer with the Company:

• Gordon Reykdal – Chief Executive Officer

• Kevin Paetz – Chief Operating Officer and President

• Halldor Kristjansson – Senior Executive Vice President, Banking and Credit

• Barret Reykdal – Senior Vice President, Retail Financial Services

• Michael Thompson – Senior Vice President, Corporate Affairs

In addition, the Company has terminated its services agreements with Bill Johnson and Dean Ozanne.

Over the course of the next week, the Chief Restructuring Officer, William Aziz, will be working with members of the Cash Store Financial management team to implement a revised leadership structure.

Further details regarding the Company’s CCAA proceedings are available on the Monitor’s website at http://cfcanada.fticonsulting.com/cashstorefinancial/.

About Cash Store Financial

Cash Store Financial operates 506 branches across Canada under the banners “Cash Store Financial” and “Instaloans”. Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides private-label debit cards.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name “Cash Store”. Cash Store Financial does not do business under the name “Cash Store” in the United States and does not own or provide any consumer lending services in the United States.

For further information, please contact:

William Aziz, Chief Restructuring Officer, at baziz@bluetreeadvisors.com

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Cash Store Financial. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations, include, but are not limited to, any decision of the Ontario Superior Court of Justice in the CCAA proceedings that is adverse to Cash Store Financial, the inability of Cash Store Financial to fulfill the conditions to funding under any DIP financing agreement to be entered into by Cash Store Financial, and other factors that could affect Cash Store Financial’s ability to continue its operations during the CCAA proceeding, including the factors that are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended September 30, 2013 dated December 11, 2013 filed by The Cash Store Financial with the Canadian securities commissions (available on SEDAR at www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three months ended December 31, 2013. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.